Exhibit 4.1

Appendix 1

SERVICES AGREEMENT

THIS AGREEMENT is made as of January 1, 2009

B E T W E E N:

CELESTICA INC.,
a corporation existing under the laws of the Province of Ontario
(hereinafter referred to as “Celestica”)

-and-

ONEX CORPORATION,
a corporation existing under the laws of the Province of Ontario
(hereinafter referred to as “Onex”)

This Agreement witnesses that in consideration of the respective covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties covenant and agree as follows:

1.                                       Scope of Services.  Onex hereby agrees to provide to Celestica the services of Mr. Gerald W. Schwartz’ as a director of Celestica, subject to his election as a director of Celestica at its annual general meeting.

2.                                       Fees.  In consideration of the services to be rendered by Onex as described herein, Celestica shall pay to Onex a fee of USD 200,000.00 per year (the “Fees”) in deferred share units (each, a “DSU”) payable in equal quarterly instalments in arrears, as calculated in accordance with paragraph 2(a).  Each DSU will entitle Onex to receive, in accordance with either paragraph 2(c) or 2(d), a subordinate voting share of Celestica (a “Share”) or a cash payment equal to the value of a Share following the date on which this Agreement terminates.

a.             DSU Calculation.  Onex shall receive: (i) in respect of each fiscal quarter of services rendered under this Agreement, a number of DSUs equal to the quarterly instalment of USD 50,000.00 divided by the closing price of Shares on the New York Stock Exchange on the last trading day of the fiscal quarter in respect of which the instalment is to be paid; or (ii) if this Agreement is terminated during a fiscal quarter pursuant to section 5, a number of DSUs equal to the pro-rated amount of such quarterly instalment that reflects Mr. Schwartz’ actual period of service as a director of Celestica from the commencement of the applicable fiscal quarter to the date of termination of this Agreement divided by the closing price of Shares on the New York Stock Exchange on the last trading day of the immediately preceding fiscal quarter.

b.             DSU Account.  Celestica shall keep or cause to be kept records for Onex, including an account (the “Account”) showing the number of DSUs, as determined in accordance with paragraph 2(a), and in each case rounded to two decimal places, that Onex has been granted.

c.             Delivery of Shares.  Subject to paragraph 2(d), on the date that is 45 days following this Agreement’s effective date of termination, or the following business day if such 45th day is not a business day (“Valuation Date”), or as soon as practicable thereafter (but in all cases within 90 days following the effective date of termination of this Agreement), Celestica shall deliver to Onex the number of Shares that equals the number of DSUs in Onex’s Account on the Valuation Date, less such number of Shares the value of which is sufficient to satisfy withholding taxes and source deductions, if any.  Celestica shall, in accordance with the instructions of Onex, deliver to Onex a certificate representing such Shares, or credit such Shares to an account with a broker in the name of Onex, as soon as practicable thereafter.  Onex shall comply with all applicable securities regulations, and policies of Celestica, relating to the purchase and sale of Shares.

d.             Cash Payment.  Celestica shall have the right, in its sole discretion, to pay all or a portion of the value of the DSUs to Onex in a lump sum cash payment in an amount equal to the product obtained by multiplying the number of DSUs in Onex’s Account on the Valuation Date by the closing price of the Shares on the NYSE on the Valuation Date, less applicable withholding taxes and source deductions if any, and in the event there is no public market for the Shares, on the basis of a valuation of the market value of an equivalent number of Shares.  Such lump sum cash payment will be made on the Valuation Date, or as soon as practical thereafter (but in all cases within 90 days following the effective date of termination of this Agreement).

e.             Reorganizations.  In respect of Celestica, in the event of a (i) capital reorganization, (ii) merger, (iii) amalgamation, (iv) offer for shares of Celestica which if successful would entitle the offeror to acquire all of the shares of Celestica or all of one or more particular class(es) of shares of Celestica to which the offer relates, (v) sale of a material portion of the assets of Celestica, (vi) arrangement or other scheme of reorganization or proposed reorganization, or (vii) an increase or decrease in the outstanding Shares as a result of a stock split, consolidation, subdivision, reclassification or recapitalization but, for greater certainty, not as a result of the issuance of Shares for additional consideration, by way of a stock dividend or other distribution in the ordinary course or as a result of a rights offering, Celestica may adjust the Account of Onex in such matter as Celestica determines, in its discretion, is equitable to reflect such event.  Any adjustment so made by Celestica shall be conclusive and binding for all purposes of this Agreement, and Onex shall have no other rights as a result of any change in the Shares or of any other event.

3.                                       Expenses.  Celestica shall pay to Onex, as and when invoiced from time to time, the reasonable out-of-pocket expenses payable to Mr. Schwartz in connection with his services as a director of Celestica, in accordance with the “Celestica Director Expense Policy”, as amended from time to time.

4.                                       Term.  This Agreement shall have an initial term beginning January 1, 2009 and ending December 31, 2009 and shall automatically renew for successive one-year terms unless either Celestica or Onex provides notice of intent not to renew, in writing, at least 60 days prior to the expiration of the then current term.

5.                                       Automatic Termination.  This Agreement shall terminate automatically and the rights of Onex to receive Fees (other than accrued and unpaid Fees) will terminate (a) 30 days after the first day on which Onex ceases to hold at least one multiple voting share in the capital of Celestica or any successor company or (b) the date Mr. Schwartz ceases to be a director of Celestica, for any reason.

6.                                       Indemnification.  It is the parties’ understanding that Celestica is not required to make any withholdings or deductions in relation to payments hereunder. Should any  withholdings or deductions in relation to payments be required by law at the time of payment, Onex shall indemnify Celestica in respect of any and all liabilities and expenses in respect of any failure of Celestica to make any such withholdings or deductions.

7.                                       Notice.  Any notice required or permitted to be given under this Agreement and shall be given by delivering the same or by sending it by facsimile transmissions, in the case of Onex, to 161 Bay Street, 49th Floor, Canada Trust Tower, Toronto, Ontario, M5J 2S1, Attention: Donald Lewtas, fax: (416) 362-5765 and, in the case of Celestica, to 12 Concorde Place, 5th Floor, Toronto, Ontario, M3C 3R8, Attention: Chief Executive Officer, fax (416) 448-4758.  A notice so given shall be deemed to have been given and received on the business day on which it is delivered or sent by facsimile transmission.  Either party may change its address for service from time to time by notice given in accordance with the foregoing.

8.                                       Entire Agreement.  This Agreement constitutes the entire agreement between the parties hereto relating to the subject matter hereof.  This Agreement may not be amended or modified in any way except by the written consent of the parties hereto.

9.                                       Further Assurance.  Each party shall from time to time and at all times hereafter do such further acts and things and execute such further documents and instruments as shall be reasonably required in order to perform fully and carry out the terms of this Agreement.

10.                                 Time of the Essence.  Time shall be of the essence of this Agreement.

11.                                 Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, and the parties hereto herby irrevocably attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario.

12.                                 Execution in Counterparts.  This Agreement may be executed in counterparts, each of which shall constitute an original, and all of which taken together shall constitute one and the instrument.

13.                                 No Effect on Director’s Duties.  Nothing herein affects Mr. Schwartz’ obligations, duties, rights and powers as a director of Celestica.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the date first above written.

CELESTICA INC.

by	/s/ Craig Muhlhauser
Name:	Craig Muhlhauser
Title:	Chief Executive Officer

ONEX CORPORATION

by	/s/ Donald Lewtas
Name:	Donald Lewtas
Title:	Chief Financial Officer